January 19, 2010
Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarterly period ended September 30, 2009 File No. 001-31950
Dear Mr. Krikorian:
We are in receipt of the January 5, 2010 response from the Staff of the Securities and Exchange Commission (the “Staff”) relating to our response to the Staff’s December 2, 2009 Comment Letter. Enclosed please find the responses of MoneyGram International, Inc. (the “Company”). For ease of review, the Company has set forth each of the numbered comments of your January 5, 2010 letter, followed by the Company’s responses.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies — Goodwill, Page 67
Comment No. 1: We note your response to prior comment 1 and have the following comment. Consider disclosing the reporting units that you have identified. Further, consider disclosing that your money transfer reporting unit is not at risk of failing step one and indicate that the fair value is substantially in excess of its reporting unit’s carrying value.
Response to Comment No. 1: Beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will disclose the reporting units identified by the Company. We will also disclose that our money transfer reporting unit is not at risk of failing step one as the fair value is substantially in excess of its carrying value.
Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 17, 2009)
General
Comment No. 2: In response to prior comment 3, you state that as a “controlled company” under the rules of the New York Stock Exchange, you are not required to have, and you do not have, any independent compensation committee, and that consequently, you do not have any compensation committee interlocks or insider participation required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K. It is unclear to us how you determined that you are not required to provide the disclosure called for by this Item with respect to your Human Resources and Nominating Committee, which your disclosure indicates performs the equivalent functions of a compensation committee. In your response letter, please provide us with a detailed analysis in support of your apparent belief that since you are a controlled company without an independent compensation committee, you may omit the Item 407(e)(4) disclosure. Cite any applicable legal authority or guidance upon which you are relying. Alternatively, please confirm that in future filings you will provide the disclosure called for by Item 407(e)(4) with respect to interlocks and insider participation of the members of your compensation committee or committee performing equivalent functions.
Response to Comment No. 2: We confirm that in future filings, we will provide the disclosure called for by Item 407(e)(4) with respect to interlocks and insider participation of the members of our compensation committee or committee performing equivalent functions.
Item 15. Exhibits and Financial Statement Schedules, page 74
Comment No. 3: We note your response to prior comment 7 stating that you believe that the Second Amended and Restated Note Purchase Agreement dated March 24, 2008 (Exhibit 10.48) was erroneously labeled as being filed pursuant to Item 601(b)(10) of Regulation S-K, and should instead have been filed pursuant to Item 601(b)(2), because the agreement related to a recapitalization transaction of the company. It is unclear to us how you concluded that the note purchase agreement should have been filed pursuant to Item 601(b)(2). Please provide us with a more detailed explanation of how you concluded that this agreement constitutes a “plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement,” within the meaning of Item 601(b)(2), such that schedules and similar attachments to the agreement shall not be filed unless they contain information that is material to an investment decision and is not otherwise disclosed. Cite any applicable legal authority or guidance upon which you are relying.
Response to Comment No. 3: Although we considered the Second Amended and Restated Note Purchase Agreement dated March 24, 2008 (Exhibit 10.48) to be an integrated part of the single transaction which transferred control of the Company and recapitalized it, we have reconsidered our position based on the Staff’s comment. We will file all of the schedules and exhibits (subject to any potential request for confidential treatment of certain information in accordance with Staff Legal Bulletin No. 1A Jul. 11, 2001) to the Second Amended and Restated Note Purchase Agreement dated March 24, 2008 (Exhibit 10.48) with our Annual Report on Form 10-K for the year ended December 31, 2009.
* * * * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Controller and Senior Vice President-Finance, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ PAMELA H. PATSLEY
Pamela H. Patsley
Chairman and Chief Executive Officer

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